Amendment #1

                     U.S. Securities and Exchange Commission

                             Washington, D.C. 20549

                                    Form 10SB

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                          Golden Phoenix Minerals, Inc.
                 (Name of Small Business Issuer in its charter)


         Minnesota                                       41-1878178
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)


4935 San Diego Court
Sparks, Nevada                                                 89436
(Address of principal executive office)                      (Zip Code)

Issuer's telephone number (702) 626-4935

          Securities to be registered under Section 12(g) of the Act:

                                  Common Shares

                                Preferred Shares

                          Shares Underlying the Options


                                 Charles Clayton
                                  527 Marquette
                          Minneapolis, Minnesota 55402
                                 (612) 338-3738
                               (Agent for Service)

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ITEM 1.  DESCRIPTION OF BUSINESS

(Please refer to the Glossary at the end of Item 3 for the definition of certain mining terms used in this Report.)

         Golden Phoenix Minerals, Inc. was formed in Minnesota on June 2, 1997, and has had limited operations.

         The Company plans to produce economically valuable minerals from the mineral properties it currently controls, and from mineral properties that it will acquire in the future. The Company intends to concentrate its exploration efforts in the Western US and Alaska.

         Golden Phoenix intends to minimize financial risk by utilizing the directors' extensive experience in precious metals exploration and development to continually assess the merits of current projects and expenditures. Golden Phoenix Minerals corporate directors, officers and technical support team is comprised of 8 former senior management, geological exploration and development staff members from Santa Fe Pacific Gold Corp. (SFPG) and one senior exploration manager from Rio Tinto (RTZ/Kennecott). This experienced and diverse team has in excess of 100 years of major corporate mineral exploration, development and gold production experience.

         Santa Fe Pacific Gold Corporation was the 6th largest gold producer in North America with an excess of 28 million ounces of gold reserves and annual production in excess of 800,000 ounces per year. Newmont Gold, North America's largest gold producer, recently purchased Santa Fe Pacific Gold for $2.2 Billion.

         Golden Phoenix Minerals, Inc. will provide joint venture opportunities to other selected mining companies, to conduct exploration or development on additional properties the Company owns. The Company will explore and develop selected properties to a stage of positive economic feasibility prior to any sale of assets or mine construction decisions. This will allow the Company to acquire and maintain an interest in a portfolio of properties for mineral exploration and development. This corporate strategy will minimize financial risk while maximizing the potential of success and growth.

         The Company believes that it can create the basis for a competitive minerals exploration company through assembling a unique group of individuals with experience in target generation and discovery, resource evaluation and mine development. The technical team that the Company has assembled consist of two geological engineers with 42 years of combined experience in the economic evaluation mining properties, three geologists with 54 years of combined experience in the mineral exploration, one professional land surveyor who is also an explorationist with 19 years experience, and one landman/lawyer with 15 years experience in the minerals industry. This experienced and diverse team has in excess of 100 years of major corporate mineral exploration, development and gold production experience.



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         There are at least five sources of land for exploration by the Company:
public lands, private fee lands, aboriginal tribal lands, unpatented mining claims, and patented mining claims. The primary sources for these lands are the United States government, through the Bureau of Land Management and the U. S. Forest Service, state governments, tribal governments, and individuals that currently hold title to or lease government and private lands.

         There are numerous levels of government regulation associated with the activities of exploration and mining companies. The only two types of permitting which the Company should have to be concerned with in the near future are "Notice of Intent" and "Plan of Operation." Both of these types of procedures will be necessary in the next twelve months. The Company has not yet filed for any of these permits.

         The cost and effects of the permitting process can not be summarized at this time. The cost will vary for each project when they are initiated.

         The Company has four full time employees and four full time contractors. It does anticipate adding three of the four contractors to its staff in the next twelve months. This change in staffing will facilitate the timely and cost effective evaluation of the exploration and development projects described in the property section (Item 3). The Company will use independent contractors to fill any short term employment needs that may arise.

ITEM 2.  PLAN OF OPERATION

         Golden Phoenix Minerals, Inc. is a mineral exploration company dedicated to the discovery and development of precious metal deposits in the Western US and Alaska. The Company intends to minimize financial risk by providing joint venture opportunities for larger mining companies to conduct exploration on properties the Company controls. Selected properties will be explored and developed to a stage of positive economic feasibility by the Company. This will allow the Company to acquire and maintain an interest in a portfolio of quality properties for mineral exploration and development. The Company's corporate strategy will minimize financial risk, while maximizing the potential of success and growth.

         The Company's initial holding is the Garamendi property in Nevada and has acquired 15 other properties in Nevada and Alaska, in which it will have 100% ownership in 14, and is actively acquiring additional properties. Prior to the formation of the company, Donald McDowell, one of the company's founders, was actively exploring in Nevada and Alaska. Mr. McDowell brought the Garamendi property into the company as part of our initial incorporation and filing with the U. S. Securities and Exchange Commission at no value with a retained 2% Net Smelter Return if the property is proven to have an economic mineral deposit.

JOINT VENTURES




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         The company has signed an acquisition agreement with J.D. Welsh &
Associates to acquire 100% of Welsh's 30% interest in the Borealis Mine project in Mineral County Nevada. The Company has initially paid Welsh $250,000 USD and 50,000 shares of stock for an initial 25% ownership in Welsh's 30% participating interest in the Borealis Mine project. The Company can purchase Welsh's entire interest by completing scheduled payments totaling an additional $1.25 Million USD over the next 3 years. The Company is carried through positive feasibility after the completion of the Welsh payments. Cambior Exploration USA, Inc. (Cambior) currently has a 70% interest in the project subject to spending $7Million US dollars over the next 7 years. Cambior is the operator of the Borealis Mine project. The agreement is included in the exhibits of this report.

         The High-Grade gold acquisition has been approved by Kennecott Exploration Company, a subsidiary of Rio Tinto Plc. and will allow the Company to earn-in a 100% interest in the property. Kennecott Exploration has retained a buy-back option at the time a positive feasibility study is completed. Should Kennecott exercise that option, they would become mine operator and reimburse the Company 150% of 51% of its exploration expenditures to enter into a 51%-49% joint mining venture, if not Rio Tinto would reduce to a 2% NSR. The Company has agreed to a $1Million USD work commitment over 3 years and a cash or stock payment of $200,000 USD. No other payments are required. The agreement is included in the exhibits of this report.

FUNDING

         The Company plans to finance its operations through the exercising of common stock options controlled by key directors of the Company. As part of the formation of the Company the Board of Directors resolved to create two million options at $2.00 and $3.00 respectively. These were created in the names of Michael Fitzsimonds and Donald McDowell for the purpose of additional financing as the company needed operating capital for its exploration and development activities. The Company will also offset some of its cost by joint venturing properties to other mining groups to explore and develop while paying fees to Golden Phoenix Minerals, Inc. for the right to explore the ground they control.

COMPETITION

         Changes in claim rental policies and the general exodus of major gold corporations from the US have resulted in a lot of very prospective ground that is open for location and acquisition. However, there has been a recent increase in staking activities by the majors, which may be signaling a more competitive field in the future.

SEASONAL EFFECTS

         The Company has positioned itself to handle any seasonal aspect of the exploration business by location of its properties. Problems of access and inclement weather will be minimized through strategic planning of fieldwork.

CAPITAL EQUIPMENT



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         The only capital equipment the Company plans to purchase in the next twelve months is field vehicles and computer equipment. The field vehicles will be for staff professionals only, all contractors will provide their own vehicles. The computer equipment will aid in the analysis of data and in the preparation of reports for shareholders. The Company will be able to evaluate and make decisions on the economic viability of a property more efficiently with the appropriate computer equipment and software.

STAFFING

         The Company plans to expand its staffing level by three professionals to cover land issues, resource evaluation and project evaluation. The Company will employ independent contractors to fulfill short-term needs and obligations.

ENVIRONMENTAL CONTROLS

         The Company is required to comply with numerous environmental laws and regulations imposed by federal and state authorities. At the federal level, legislation such as the Clean Water Act, the Clean Air Act, the RCRA, CERCLA and the National Environmental Policy Act impose effluent and waste standards, performance standards, air quality and emissions standards and other design or operational requirements for various components of mining and mineral processing, including gold ore mining and processing. Although the majority of the waste produced by the Company's operations are "extraction" and "beneficiation" wastes, which the EPA does not regulate under its current "hazardous waste" program, the EPA is currently developing a separate program under the RCRA to regulate such waste. Until the EPA formally proposes the new regulatory program, there is not a sufficient basis on which to predict the potential impacts of such regulations on the Company.

         Many states, including the State of Nevada (where a majority of the Company's properties are located), have also adopted regulations that establish design, operation, monitoring, and closing requirements for mining operations. Under these regulations, mining companies are required to provide a reclamation plan and financial assurance to insure that the reclamation plan is implemented upon completion of mining operations. Additionally, Nevada and other states require mining operations to obtain and comply with environmental permits, including permits regarding air emissions and the protection of surface water and groundwater.

         The Company's compliance with federal and state environmental laws may necessitate significant capital outlays or delays, may materially and adversely affect the economics of a given property, or may cause material changes or delays in the Company's intended exploration, development and production activities. Further, new or different environmental standards imposed by governmental authorities in the future could adversely affect the Company's business activities.

PROPOSED LEGISLATION AFFECTING THE MINING INDUSTRY



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         During the past several years, the United States Congress considered a number of proposed amendments to the General Mining Law of 1872, as amended (the "General Mining Law") which governs mining claims and related activities on federal lands. In 1992, a holding fee of $100 per claim was imposed upon unpatented mining claims located on federal lands. Beginning in October 1994, a moratorium on processing of new patent applications was approved. In addition, a variety of legislation is now pending before the United States Congress to amend further the General Mining Law. The proposed legislation would, among other things, change the current patenting procedures, limit the rights obtained in a patent, impose royalties on unpatented claims, and enact new reclamation, environmental controls and restoration requirements. The royalty proposal ranges from a 2% royalty on "net profits" from mining claims to an 8% royalty on modified gross income/net smelter returns. The extent of any such changes that may be enacted is not presently known, and the potential impact on the Company as a result of future congressional action is difficult to predict. If enacted, the proposed legislation could adversely affect the economics of development of operating mines on the federal unpatented mining claims held by the Company. Many of the Company's properties consist of unpatented mining claims on federal lands. The Company's financial performance could therefore be materially and adversely affected by passage of all or pertinent parts of the proposed legislation.

UNCERTAINTY OF DEVELOPMENT PROPERTY ECONOMICS

         Exploration for and production of minerals is highly speculative and involves greater risks than are inherent in many other industries. Many exploration programs do not result in the discovery of mineralization, and any mineralization discovered may not be of sufficient quantity or quality to be profitably mined. Also, because of the uncertainties in determining metallurgical amenability of any minerals discovered, the mere discovery of mineralization may not warrant the mining of the minerals on the basis of available technology.

         The Company's decision as to whether any of the mineral development properties it now holds or which it may acquire in the future contain commercially mineable deposits, and whether such properties should be brought into production, depends upon the results of its exploration programs and/or feasibility analyses and the recommendations of engineers and geologists. The decision will involve the consideration and evaluation of a number of significant factors, including, but not limited to, the: (i) receipt of government permits; (ii) costs of bringing the property into production, including exploration and development work, preparation of feasibility studies and construction of production facilities; (iii) availability and costs of financing; (iv) ongoing costs of production; (v) market prices for the metals to be produced; and (vi) estimates of reserves or mineralization. No assurance can be given that any of the development properties the Company owns, leases or acquires contain (or will contain) commercially mineable mineral deposits, and no assurance can be given that the Company will ever generate a positive cash flow from production operations on such properties.

UNCERTAINTY OF TITLE



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         A majority of the Company's properties consist of unpatented mining claims or mill site claims which the Company owns or leases. These claims are located on federal land or involve mineral rights which are subject to the claims procedures established by the General Mining Law. Under this law, if a claimant complies with the statute and the regulations for the location of a mining claim or mill site claim, the claimant obtains a valid possessory right to the land or the minerals contained therein. To preserve an otherwise valid claim, the claimant must also make certain additional filings with the county in which the land or mineral is situated and the Bureau of Land Management and pay an annual holding fee of $100 per claim. If a claimant fails to make the annual holding payment or make the required filings, the mining claim or mill site claim is void or voidable.

         Because mining claims and mill site claims are self-initiated and self-maintained rights, they are subject to unique vulnerabilities not associated with other types of property interests. It is difficult to ascertain the validity of unpatented mining claims or mill site claims from public property records and, therefore, it is difficult to confirm that a claimant has followed all of the requisite steps for the initiation and maintenance of a claim. The General Mining Law requires the discovery of a valuable mineral on each mining claim in order for such claim to be valid, and mining claims may be challenged by rival mining claimants and the United States. Under judicial interpretations of the rule of discovery, the mining claimant has the burden of proving that the mineral found is of such quality and quantity as to justify further development, and that the deposit is of such value that it can be mined, removed and disposed of at a profit. The burden of showing that there is a present profitable market applies not only to the time when the claim was located, but also to the time when such claim's validity is challenged. It is therefore conceivable that, during times of falling metal prices, claims which were valid when they were located could become invalid if challenged.

         Title to unpatented claims and other mining properties in the western United States typically involves certain other inherent risks due to the frequently ambiguous conveyance history of those properties, as well as the frequently ambiguous or imprecise language of mining leases, agreements and royalty obligations. No generally applicable title insurance is available for mining or mill site claims. As a result, some of the titles to the Company's properties may be subject to challenge.

MINING RISKS AND INSURANCE

         The Company's operations are subject to all of the operating hazards and risks normally incident to exploring for and developing mineral properties, such as unusual or unexpected geological formations, environmental pollution, personal injuries, flooding, cave-ins, changes in technology or mining techniques, periodic interruptions because of inclement weather and industrial accidents. Although the Company currently maintains insurance within ranges of coverage consistent with industry practice to ameliorate some of these risks, no assurance can be given that such insurance will continue to be available at economically feasible rates, or that the Company's insurance is adequate to cover the risks and potential liabilities associated with exploring, owning and operating its properties. Insurance against environmental risks is not generally available to the Company or to other companies in the mining industry.

UNKNOWN ENVIRONMENTAL LIABILITIES FOR PAST ACTIVITIES

         Mining operations involve a potential risk of releases to soil, surface water and groundwater of metals, chemicals, fuels, liquids having acidic properties and other contaminants. In recent years, regulatory requirements and improved technology have significantly reduced those risks. However, those risks have not been eliminated, and the risk of environmental contamination from present and past mining activities exists for mining companies. Companies may be liable for environmental contamination and natural resource damages relating to properties which they currently own or operate or at which environmental contamination occurred while or before they owned or operated the properties. However, no assurance can be given that potential liabilities for such contamination or damages caused by past activities at these properties do not exist.

DEPENDENCE ON KEY PERSONNEL

         The Company is dependent on the services of certain key executives, including Michael Fitzsimonds, President and Chairman of the Board of Directors; Donald J. McDowell, Executive Vice President; and Daniel T Taylor Vice President of Exploration. The loss of any of these individuals could have a material adverse effect on the Company's business and operations. The Company currently does not have key person insurance on these individuals.

RISKS ASSOCIATED WITH POSSIBLE ACQUISITIONS

         The Company periodically considers the acquisition of mining claims, properties and businesses. In connection with any such future acquisitions, the Company may incur indebtedness or issue equity securities, resulting in dilution of the percentage ownership of existing stockholders. The Company intends to seek stockholder approval for any such acquisitions only to the extent required by applicable law, regulations or stock market listing rules.


ITEM 3.  DESCRIPTION OF PROPERTY

         The Company owns, or controls through leases and mining claims, 57,838 acres of mining and mineral exploration properties within the states of Nevada, California and Alaska. The properties are categorized into project areas. Table
2.1 provides an overview of the Company's projects in terms of acreage and the nature of the property holding.

TABLE 2.1 - COMPANY PROPERTIES AND PROJECTS



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                                                 Alaska           Federal
                                                  State          Unpatented
                                                 Mineral           Mining
                                                 Leases            Claims
Company Project         Geographical Region      (Acres)           (Acres)
----------------------------------------------------------------------------
Borealis**              Mineral County NV                          10,330

Highgrade***            Modoc County CA                             1,446

Garamendi               Elko County NV                              1,332

Long Canyon             Elko County NV                                980

Medicine Man            Elko County NV                              1,694

Exxon                   Elko County NV                              2,479

Blue Basin              Elko County NV                              1,240

NcNew                   Elko County NV                              1,157

Monarch                 Elko County NV                              1,160

Chisna                  Alaska                    2,080

Chisna West             Alaska                    2,240

Chistochina             Alaska                    2,270

PG&E                    Alaska                    2,560

Bonnifield District     Alaska                   10,240

Richardson              Alaska                   15,360

      District

North Delta             Alaska                    1,280

** Joint Venture operated by Cambior USA

***Joint Venture with Kennecott Exploration (Rio Tinto)

         The Company's projects hold excellent potential for significant mineral discoveries. The Company is prioritizing its projects for the remainder of fiscal 1997 in terms of its goal of increasing shareholder value through mineral discovery. The Company is actively pursuing joint venture partners for many of its existing exploration properties.

         The following sections discuss all of the existing exploration projects the company has. The Garamendi project is discussed in greater detail than the other projects, simply because it was the first project in the company which was used in our initial SEC filings.

GARAMENDI PROJECT          ELKO COUNTY, NV

LOCATION, ACCESS AND TERRAIN

         The Garamendi project area is located in Elko County, Nevada at the northern end of the Adobe Range in northeastern Nevada. The area can be reached in less than a hour from Elko via I-80 and on a gravel and dirt road that extends northward from the Ryndon exit 10 miles east of Elko. In dry weather the area can be reached by two wheel drive pickup truck or van, but a four wheel drive vehicle is recommended.

         The Garamendi project area is located in typical Basin and Range Province of the western U. S. The claims are located on an east-west ridge projecting off the main Adobe Range. Relief is moderate with the minimum elevation approximately 6500 feet and the maximum elevation approximately 6900 feet.

         Rainfall in the area is low with the main vegetation on the property consisting of sagebrush and various grasses. There are small springs in the vicinity of the claims with small discharge rates and account for the only surface water except during spring run off. Larger shrubs and small trees are clustered around these springs.

LAND POSITION

         The Garamendi project area is located within a checkerboard of fee land and U. S. Government (BLM) lands in Elko County, Nevada. It currently consists of 12 unpatented mining claims situated in the southern half of Section 18, T 38
N. R 56 E Mount Diablo Base and Meridian. There are also fifty nine located but unrecorded unpatented mining claims located in alternate sections within one mile of the core area.

HISTORY AND PRODUCTION

         Published information on the history of mining in the Garamendi project area is sparse. There appears to be at least two generations of workings at the mine sites older (1930s?) underground workings and newer (post 1970?) trenches and pits. Unpublished U. S. Bureau of Mines production data reports production of 48,850 pounds of lead, 59 ounces of silver, and 135 pounds of copper. About 500 tons of oxidized lead ore was removed from pits in the Garamendi mine area. Total production from the district is unknown.

         Texasgulf Western, Inc. explored the area around the Garamendi project area for stratiform sediment-hosted massive sulfide deposits during the late seventies and early eighties. Texasgulf drilled and outlined a small lead-zinc resource in 1981 in and around the Garamendi mine. Prospecting done by D. J. McDowell in the area in late 1996 and early 1997 focused on similarities in rock types and gold



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mineralization like those observed at the Twin Creeks Mine and other mineralized areas in northern Nevada. Because of his observations in the area, the present land position was located.

REGIONAL GEOLOGIC SETTING

         The rocks in the Adobe Range consist of a sequence of Ordovician through Triassic classic sedimentary shales, siltstones, cherts, and limestones. Bedding strikes northeast and is cut by numerous northeast and northwest striking high angle faults. Northeast striking thrust faults cross the area bringing older Paleozoic sediments into contact with younger Paleozoic and Mesozoic clastic rocks.

         The low angle thrusts are complicated by younger high angle faults. A thrust plate composed of Silurian and Permian clastic rocks and one composed of Triassic clastic rocks has been thrust over Mississippian autochthonous or semiautochtonous rocks. All three were then folded to form the Adobe Mountain syncline and Garamendi anticline. These structures were over thrust by plates composed predominately of lower Paleozoic rocks such as Silurian siltstones and the Ordovician Vinni Formation, which are usually assigned to the Roberts allochthon. Younger, high angle faults cut these thrust faults and their corresponding sedimentary packages.

PROPERTY GEOLOGY

         The geologic picture in the Garamendi project area is a bit more complicated than the regional geologic picture. The Ordovician Silurian sediments strike northeast-southwest and are exposed in an oblique belt cutting across the Adobe Range. Tertiary volcanic rocks to the north and east cover these rocks. Exposures decrease and eventually disappear to the west under alluvial cover. These sediments were subsequently folded and thrust to the southeast over younger Mississippian shales and sandstones.

         Mapping by Texasgulf of the Garamendi mineralized zone outcrops show them as resistant, topographically obvious, northerly dipping siliceous gossan. This gossan varies from well bedded to brecciated to massive sugary silica. The silica varies in color from white to light gray to black and yellow with various shades of orange and red. Interbedded within this gossan is remnant limestone, possibly the original protolith.

         Lithology beneath the gossan is black shale, with the overlying rocks being a gray-green siltstone. The siltstone is in turn overlain by another black shale that is very similar in appearance to the shale beneath the gossan zone. The contact between this shale and the underlying siltstone varies from transitional to very fine interbeds.



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         The sequence of shales and siltstones overlying the gossan zone were still an unanswered question when Texasgulf discontinued work in the area. The area to the north is a series of thrust faults with intensely folded sediments between them.

         Texasgulf mapped many occurrences as "chert/jasperoid" for lack of a better name. These rocks vary from black to red and many show evidence of secondary silicification and brecciation with subsequent resilicification. These units have small remnants of disturbed recrystallized limestone adjacent to them and may represent what is left of the original protolith.

         Ignous rocks occur sporadically across the property and are mapped as dykes, but Texasgulf never reported their composition.

MINERALIZATION

         The host rocks in the Garamendi area consist of fine-grained quartzite interbedded with calcareous siltstones, limey shales, and limestones. The beds are relatively flat lying but are fractured by several east-west structures. Mineralization occurs in a highly silicfied, partially brecciated calcareous unit and in replacement zones parallel to the east-west structures. Primary sulfide minerals occurring as pyrite, galena and sphalerite characterize the lead-zinc mineralization. Gold mineralization, when assayed by Texasgulf, generally occurred in the calcareous siltstones and silicified sediments above the lead-zinc mineralization. Because of extensive recrystallization, few original sedimentary structures are recognizable.

         Shale and calcareous siltstone are common as breccia fragments and matrix adjacent to mineralization and as concordant units where the rock has not been so intensely altered. Limestone units are light gray when alteration is slight with color changing to oranges and reds when it is silicified.

         The sulfide minerals present include marcasite, pyrite, galena, and sphalerite. The non-sulfide minerals are calcite, dolomite, quartz and minor barite. Very little gold or silver has been reported within the mineralized area. By Texasgulf's own admission, this may be the result of the samples not regularly being assayed for gold or silver. However, Texasgulf does report assays of up to 0.11 opt Au and 1.25 opt Ag from drill hole samples that were assayed. Surface rock geochemistry also indicated anomalous local Au and Ag values when assays were performed for precious metals.

         The trace amounts of gold in the drill hole and rock chip samples reported by Texasgulf occur in silicified breccias, jasperoids, jasperoid breccias, and calcareous siltstones. These occurrences suggest that the mineralization in the Garamendi area was a multi-episodic hydrothermal event. The potential host rocks of silty or "dirty" limestones, calcareous siltstones and limey shales were structurally prepared by the low and high angle normal and reverse faulting in the area. The prominent outcrops of silicified and brecciated jasperoid on the ridges and pediment areas to



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the west mark the traces of these reverse faults and high angle structures. The hydrothermal fluids traveled up these structures and mineralized the receptive host rocks as they were encountered. Remnant pieces ("horses") of recrystallized limestone and calcareous siltstone within the jasperoid zones show that these rocks were favorable for alteration by the hydrothermal fluids.The occurrence of the resilicified jasperoid breccias and silica stockworks within jasperoids and jasperoid breccias suggest that there was more than one pulse of mineralization. The trace amounts of precious metals associated with the base metal deposit is also indicative of a multi-episodic hydrothermal event with the precious metal-bearing fluids overprinting the base metal occurrence. The presence of these characteristics, favorable host rocks, structural preparation, multi-episodic hyperthermal event(s), and the presence of precious metal values, suggest that the Garamendi area has the potential of a large tonnage "Northern Nevada" or "Carlin" type gold deposit.

DATA REVIEW

         The data, which was available for this report was extracted from two Texasgulf in-house progress reports. The reports were from 1980 and 1985. The reports consisted of summary data for the work which had been completed that year.

         Texasgulf completed a total of 23 core holes between 1979 and 1984. Based on the information in the reports only those intervals which had visible sulfides, which was less than 50% of the intervals, were analyzed for lead and zinc. Precious metals assays were reported for select intervals, primarily silver. There was some assaying for gold, but it represents less than 10% of the reported intervals. The known gold assays are represented in Table 3. There were significant gold surface assays reported for the project, but were not in the area of the lead zinc mineralization.

                                     Table 1

    NAME                 FROM            TO          AU(OPT)FA      AG(OPT)AA

    GAR-79-1-1           146.5          147.0         <0.002          0.59
    GAR-79-1-2           155.6          156.0          0.002          2.06
    GAR-79-1-18          281.0          285.0          0.005          1.03
    GAR-79-1-19          287.5          290.0          0.004          5.83
    GAR-79-1-20          290.0          293.0         <0.002          0.69
    GAR-79-1-21          293.0          295.0          0.110          1.03
    GAR-79-1-22          307.0          310.0          0.010          1.37
    DH-80-3              263.0          267.0          0.007         -0.10
    DH-80-3              267.0          275.6          trace          2.40
    DH-80-3              281.0          289.5          0.005          7.40
    DH-80-3              298.5          304.0          0.004          1.80
    DH-81-2               20.0           28.0          0.020          0.20
    DH-82-1              163.5          175.0          0.015          0.40



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    DH-82-2                5.0           50.0          trace          0.10
    DH-82-2              145.0          190.0          trace         -0.10
    DH-82-3               55.0           85.0          0.00          -0.10
    DH-82-5                5.0           20.0          0.02          -0.10
    DH-82-4                5.0           20.0          trace          4.20
    DH-82-4               70.0           80.0          trace          0.40
    DH-82-4              135.0          155.0          trace         -0.10
    DH-82-4              245.0          250.0          trace         -0.10

EXPLORATION PROGRAM

         The exploration program proposed during the first year would involve obtaining and evaluating the currently open ground adjacent to the core area of interest. This would involve staking additional BLM ground and leasing adjacent fee ground. All data that is available will need to be researched to determine its applicability to the current project.

         The geologic mapping completed by Texasgulf overall is very good. Several points that are in need of revisiting are the areas to the west and northwest currently mapped as alluvium. In the course of preparing the claim block Company personnel came across several outcrops of jasperoid that did not appear on the Texasgulf mapping and would also extend the fault traces in those areas. The distinction between jaseroid and chert needs further definition. Depositional or primary chert is present in the area and is not distinguished from the hydrothermal jasperoids. The interpretation of the mineralization by Texasgulf within the Garamendi area being an exhalative occurrence explains their reluctance of deeming it not of real importance. Looking at it from a hydrothermal angle, distinguishing between jasperoids and cherts has important implications from a genetic point of view. A similar problem in distinguishing cherts from jasperoids occurred at the Twin Creeks mine with many initial chert calls being changed to jasperoid upon closer examination. Revisiting the structural aspects of the Texasgulf interpretation may shed new light in the role that structure played with respect to the movement of hydrothermal fluids in the system.

         The geochemical surveys performed by Texasgulf were designed for a base metal exploration program involving lead-zinc mineralization. The soil samples were only analyzed for lead, zinc and locally for mercury. Rock chip samples show the same general suite but were also occasionally assayed for copper, silver and gold. Since the rock chip and soil sample pulps are no longer available a lot of this work will need to be redone. The rock chip sampling can be done in conjunction with the field checking and remapping of the project area. The soil sampling should involve a grid with soil samples being taken at least every 100 feet along lines no more than 200 feet apart over the areas of interest. Continuity between samples and grid(s) suggest that the claim block be solidified and the adjacent fee ground be acquired. The samples (rock and soil) should be assayed for gold and silver, with trace element geochemistry involving a suite of elements that would at least include copper, lead, zinc, molybdenum, arsenic, antimony, mercury, bismuth and cadmium.

         Texasgulf conducted several geophysical surveys over the Garamendi area. The EM techniques worked very well in locating the structures in the area. The IP and CSAMT surveys were successful in locating both massive and disseminated sulfide mineralization. Hopefully the geophysical data will become available in the near future so that it can be reinterpreted from a hydrothermal aspect to determine if additional geophysical work needs to be done.

         The core and rejects from the Texasgulf core and reverse-circulation drilling is not available for reassay of "favorable" calcareous and siliceous horizons. The future drill program will be designed to test new targets related to gold mineralization developed from the geological, geochemical and geophysical data.

BOREALIS JOINT VENTURE     MINERAL COUNTY, NV

SUMMARY

         Tenneco Resources put the Borealis mine property into production in the early 1980's as a low cost oxide heap leach mining operation. Cambior USA (70%) and J.D. Welsh (30%) currently control the property. The 30% interest is carried through feasibility (See detailed documents). The property has a drill-indicated resource of 600,000 ounces Au and 3,000,000 ounces Ag. Cambior USA is currently exploring the property and endeavoring to develop the oxide and sulfide resource to a minable reserve. It is our intent to purchase the 30% owned by J.D. Welsh, which would revert to 100% ownership should Cambior USA return the property to Welsh.

PROPERTY

         The current land position consists of over 500 unpatented mining claims.

GEOLOGY

         The property is a volcanic hosted epithermal system marked by extensive silicification, hydrothermal brecciation and advanced argillic alteration. The stratigraphy consists of primarily Tertiary age andesites and tuffs. Note:
Review additional data for detailed geology.

PREVIOUS EXPLORATION

         The property was previously mined for many years by Tenneco and Echo Bay minerals as a low cost, heap leach operation. The mine cutoff grade was .03 opt Au for oxide ore. The sulfides were never mined, even though significant resources were encountered. After mine closure, Santa Fe Pacific Gold Corp. and Cambior USA conducted additional sulfide exploration and development.

EXPLORATION TARGET

         Cambior USA intends to complete a data compilation, additional geological, geochemical and geophysical work programs on the entire property this summer. In addition, their engineering and metallurgical teams are reviewing and upgrading the resource modeling and metallurgical data and testing. They are planning a multiple phase drilling exploration/development-drilling program for the next 2-3 years, depending on results. Phase one is continued exploration and development of the Freedom Flats/Graben sulfide resource area (See detailed report). The second Phase is an exploration drilling program to explore for new resources and expand existing resources elsewhere on the property. The third phase is to evaluate the low-grade oxide resources and possible heap leach recoveries should production at the mine resume.

HIGH GRADE PROPERTY       MODOC COUNTY, CA

SUMMARY

         The High-Grade acquisition has been approved by Kennecott and will allow Golden Phoenix to earn-in a 100% interest in the property. Kennecott has retained a buy-back right at the time a positive feasibility study is completed. Should they exercise that option, they would become mine operator's, if not they would reduce to a 2% Net Smelter Return.

         The High Grade district is located in the Warner Mountains approximately 30 miles northeast of Alturas in Modoc County, California. The target objective is to increase the existing gold resource by delineating known high-grade mineralization to develop a bulk minable multi million ounce gold reserve. Investigations of geology, structure, alteration and mineralization indicate that many favorable targets remain untested; and therefore, the property has an excellent potential to develop a large minable reserve.

PROPERTY

         The current land position consists of 76 unpatented mining claims and an additional 16 that have recently been located. Three small but strategically important underlying land positions need to be acquired. They consist of 8 claims, 4 claims and 1 patented claim respectively. Kennecott initiated and advanced negotiations with all three owners late in 1996. All three owners were amenable to relatively easy and inexpensive deals. They will need to be contacted as soon as possible. A survey of the entire land package to ensure the integrity of the land status over the resource/exploration areas should be undertaken.

GEOLOGY

         The High-Grade district is a gold bearing volcanic hosted epithermal system that outcrops along a three-mile long, one-mile wide northeast trending belt. Post mineral basalt and colluvium to the northeast and southeast conceal mineralized lithologies. Disseminated gold is hosted in Tertiary rhyolitic domes, flows and tuffaceous sediments while high-grade mineralization is associated with veins, breccias and fault zones. The ninety-eight holes drilled on the property prior to acquisition by Kennecott are confined to two small areas; and the average hole depth is less than 200 feet with the deepest being 445 feet. More than one half of the existing drill holes intersected ore-grade gold mineralization; many were terminated in >1ppm Au material. Some of the higher-grade intercepts include 50' @ 0.051 opt Au, 40' @ 0.102 opt Au, and 20' @ 0.165 Au all of which occur at depths less than 100 feet. Surface rock geochem has identified many areas with values greater than 3ppm (0.087 opt) Au that have never been drill tested.

PREVIOUS EXPLORATION

         The property was originally staked in the late 1970's by a group in Spokane Washington. FMC was the first major company to lease the property in 1981 to 1983. They drilled approximately 36 of the 98-hole total. The remainder of the drilling was completed by the Spokane group in 1983-1985. No drilling was completed after 1985. Over the next 9 years the property sat idle, yet still staked up through 1994 when claim rental fees resulted in significant claim reductions. In 1995 Don McDowell recognized the major potential of the property through analogies with the Mule Canyon deposit being developed by Santa Fe Pacific Gold (3 million ounces) and staked 76 unpatented claims over the majority of the resource and mineralized areas of the property.

EXPLORATION TARGET

         The target objective is to increase the existing gold resource by delineating known high-grade mineralization to develop a bulk minable multi million-ounce gold reserve. Investigation of geology, structure, alteration and mineralization indicate that many favorable targets remain untested; and therefore, the property has an excellent potential to develop a large minable reserve.

LONG CANYON        ELKO COUNTY, NV

SUMMARY

         Long Canyon is located 30 miles NE of Elko. It lies within a west-northwest trending zone of hydrothermal alteration, distinguished by poorly exposed, thin-bedded jasperoid and gossan occupying zones between 50 and 100 feet wide. Previous work by Texasgulf indicates significant geochemical anomalies of Cu, Pb and Zn in the area. There were only a few of the rock chip samples assayed for Au, the highest assays reported from one rock chip sample was 35 ppm (1 ounce/ton).

PROPERTY

         Long Canyon is located 30 miles NE of Elko in the Coal Mine Canyon mining district. It covers approximately 4 square miles, including 100 federal mining claims. The property is located in Sec. 32 T39N R57E; Sec. 4 & 6 T38N R57E; and Sec. 12 T38N R56E Mount Diablo Base and Meridian.

GEOLOGY

         The Ordovician-Silurian sediments strike west-northwest and are exposed in an oblique belt cutting across the northeast end of the Adobe Range. Tertiary volcanic rocks to the northwest are in both fault contact and lie unconformable on top of the sedimentary rocks. The unit is poorly exposed and eventually disappears to the east and the west under alluvial cover. These sediments were subsequently folded and thrust to the southeast over younger Mississippian shales and sandstones.

         Texasgulf mapped many occurrences as Ordovician or Silurian chert, however field examination reveals that the thin-bedded, high angle jasperoid unit is distinctly different than the "chert/jasperoid" mapped at Garamendi. These rocks include opaline and chalcedonic silicification and vary in color from orange to red. Many occurrences show evidence of secondary silicification and brecciation with subsequent resilicification.

PREVIOUS EXPLORATION

         Texasgulf appraised the area for it potential to host a lead zinc deposit in the late seventies and early eighties. The only documented work is geologic mapping, trenching and rock chip sampling. The majority of the sampling was for Cu, Pb and Zn, with a few assays for gold.

EXPLORATION TARGET

         The trace amounts of gold in rock chip samples reported by Texasgulf occur in silicified breccias, jasperoids and jasperoid breccias. These occurrences suggest that the mineralization in the Long Canyon area was a multi-episodic hydrothermal event. The potential host rocks are thin-bedded silty or "dirty" limestones, calcareous siltstones, and limey shales. Structural preparation in the area includes low angle thrusts and high-angle normal and reverse faulting. The prominent outcrops of silicified and brecciated jasperoid on the ridges mark the traces of these reverse faults and high-angle structures. The hydrothermal fluids traveled up these structures and mineralized the receptive host rocks as they were encountered. The occurrence of the resilicified jasperoid breccias and silica stockworks within jasperoids and jasperoid breccias suggest that there was more than one pulse of mineralization. The trace amounts of precious metals associated with the base metal deposit is also indicative of a multi-episodic hydrothermal event with the precious metal-bearing fluids overprinting the base metal occurrence. The presence of these characteristics: favorable host rocks, structural preparation, multi-episodic hydrothermal event(s), and the presence of precious metal values, suggest that the Long Canyon area has the potential of a large tonnage, "Northern Nevada" or "Carlin" type gold deposit.

MEDICINE MAN               ELKO COUNTY, NV

SUMMARY

         Medicine Man is located approximately 36 miles SE of Elko in the Medicine Mountain Range. The property hosts large areas of hydrothermal alteration, primarily extensive jasperoid silicification in Permian/Pennsylvanian sedimentary rocks. The property was held and explored by USMX (Now Dakota Mining) who delineated a "small Au-Ag resource" grading 1-2 opt. Ag and "low grade" gold. About 80 claims are currently staked and contact with Dakota Mining has resulted in the approval for a review of the data.

PROPERTY

         The Medicine Man project currently consists of about 80 unpatented mining claims in sections 13 & 24 of T28N, R60E and section 18 of T28N, R61E in the Mount Diablo Base and Meridian. Additional claims staking activities and reconnaissance in the area are ongoing.

GEOLOGY

         The property hosts carbonate and detrital rocks of the Foreland basin. The Permian and Pennsylvanian aged host stratigraphy consists of silty limestone's, calcareous siltstones and minor calcareous conglomerates. Alteration consists of extensive areas of silicification, hydrothermal brecciation and quartz veining. The alteration system covers in excess of 2 square miles and extends under pediment cover to the NE. It should be noted that an additional hill, _ mile into the pediment, exposes similar extensive jasperoid silicification. We believe this indicates an extensive unexplored mineralized system extending into and covered by a thin pediment.

PREVIOUS EXPLORATION

         USMX originally located the property in 1980 and explored the property for numerous years. An unknown number of drill holes were completed and USMX delineated a "small Au, Ag resource" grading 1-2 opt Ag and "low grade" gold. They have consented to allow us to review all of their data.

EXPLORATION TARGET

         The exploration target on the Medicine Man property is a large tonnage, "Northern Nevada" or "Carlin" type gold target. The favorable stratigraphy or host rocks, structural preparation and hydrothermal alteration found on the property, indicate the presence of an extensive and poorly understood hydrothermal system with numerous potential structural and stratigraphic ore horizons.

EXXON PROJECT           ELKO COUNTY, NV

SUMMARY

         The Exxon project area is located approximately 40 miles SE of Elko at the SW end of the Delcer Buttes Range. The property hosts large areas of skarn and hydrothermal alteration in Permian/Pennsylvanian sedimentary rocks. Exxon Corporation held the property in the late 1970's as an extensive range front and pediment covered copper Porphyry target. Newmont Gold corp. staked the property in 1992 as a gold skarn target. It appears neither company drill tested the exposed or pediment covered areas of this system. About 10 claims are currently staked and we are expediting additional research and claim staking activities. We believe this system has significant potential for a large porphyry related gold deposit.

PROPERTY

         The Exxon project currently consists of about 120 unpatented mining claims in sections 27, 28, 33 & 34 of T29N, R61E in the Mount Diablo Base and Meridian. Additional claims staking activities and reconnaissance in the area are ongoing.

GEOLOGY

         The property hosts carbonate and detrital rocks of the Foreland basin. The Permian and Pennsylvanian aged host stratigraphy consists of silty limestones, calcareous siltstones and calcareous conglomerates. The alteration system is spatially related to a Jurassic intrusive body of granodiorite. Limited field examination has revealed numerous highly altered dioritic phases of intrusions, exposed as dikes and sills within the sediment hosted alteration. The area contains several exposures of alteration and mineralization consisting of extensive skarn related silicification, hydrothermal alteration, disseminated sulfides, copper oxide bearing jasperoids, gossans and quartz veining. The alteration system covers in excess of 2 square miles and extends under pediment cover to the West, South & East. It should be noted that an additional hill, _ mile into the pediment, exposes similar alteration. We believe this indicates an extensive unexplored mineralized system extending into and covered by a thin pediment.

PREVIOUS EXPLORATION

         Both Exxon Corporation and Newmont have controlled the property previously. Exxon's exploration target was reportedly a poorly exposed copper porphyry system. We assume, Newmont was pursuing the exposed skarn related mineralization. It appears neither company drilled the property. We believe, based on our experience with the skarn related gold deposit at Newmont's (Santa Fe Pacific Gold) Elkhorn property in Montana (2 MM ounces Au.) that the system potential has not been tested and aggressively evaluated.

EXPLORATION TARGET

         The exploration target on the Exxon property is a large tonnage porphyry/skarn related Cu-Au system. The favorable host rocks, structural preparation and alteration found on the property, indicate the presence of an extensive and poorly understood mineralized system with numerous potential structural and stratigraphic ore horizons.

BLUE BASIN             ELKO COUNTY, NV

SUMMARY

         Blue Basin is located 20 miles NW of Elko on the north end of Swales Mountain. It is about five miles north of the Roberts Mountain window mapped at Swales Mt. in a sequence of highly altered (silicified) Ordovician and Silurian sediments. The land position is adjacent to and contiguous with Newmont Gold Corp.'s land position covering the same geologic target area. Newmont holds approximately 80% of the geologic target, while our position covers the remainder, including the volcanic graben fault margin.

PROPERTY

         Blue Basin is located 20 miles NW of Elko in the Swales Mountain mining district. It covers approximately 3 square miles of the remaining area of determined geologic interest, in which 62 federal mining claims have been staked. The property is located in sections 4, 6, 8, 16, 18 in T38N and R56E Mount Diablo Base and Meridian.

GEOLOGY

         Cherts, calcareous siltstones, limestones and shales of Ordovician Vinnini Formation are present in the upper plates of the thrust faults, overlying limestones, shales, cherts and tuffaceous siltstones of Silurian and Devonian age. The trust faults are thought to be Mississippian age. Numerous siliceous, semi-massive sulfide horizons appear throughout the stratigraphy of both units, as do several large areas of hydrothermal silicification (jasperoid). A field investigation of these areas indicates that these may be structurally prepared and mineralized areas of hydrothermal alteration.

PREVIOUS EXPLORATION

         Texasgulf Western, Inc. explored the area around the Blue Basin project area for stratiform sediment-hosted massive sulfide deposits during the late seventies and early eighties. Newmont Gold is presently exploring the adjacent sections to our property for a large tonnage, "Northern Nevada" or "Carlin" type gold deposit. Texasgulf drilled at least one hole on this property, the results of which are unknown. Newmont has drilled several holes on their property to evaluate the resource potential. Results of this work are unknown.

EXPLORATION TARGET

         The exploration target on the Blue Basin property is a large tonnage, "Northern Nevada" or "Carlin" type gold target. The favorable stratigraphy or host rocks, structural preparation, and hydrothermal alteration found on the property, indicate the presence of an extensive and poorly understood hydrothermal system with potential structural and stratigraphic ore horizons.

MCNEW                      ELKO COUNTY, NV

SUMMARY

         The McNew Property area is located approximately 40 miles southeast of Elko, Nevada in the West Buttes of the Cherry Creek Range. The property is underlain by limestone of Permian age, which has been intruded by a Tertiary aged granite pluton, and overlain by a series of Tertiary aged rhyolite flows. The area contains large areas of hydrothermal alteration, localized along faults, which cut the limestones and volcanics. The property was held and explored by Pegasus Exploration in the mid-1980's who outlined several areas of anomalous gold mineralization. Approximately 72 claims have been staked over the mineralized areas and Pegasus Exploration's data is available for review.

PROPERTY

         The McNew Project currently consists of about 72 unpatented mining claims located in sections 13 and 24 of T29N R61E and sections 18 and 19 of T29N R62E in central Elko County, Nevada. The property is approximately 40 miles southeast of Elko, Nevada.

GEOLOGY

         A sequence of limestones and limey shales and siltstones of Permian age underlie the property (?). The geology as mapped by Pegasus Exploration suggests that the rocks are more likely much older and more akin to the host rocks at Alligator Ridge and similar deposits in the Cherry Creek Range and around Ely. The sedimentary package has been intruded by a Tertiary aged granite pluton. The area has also been covered by a Tertiary aged rhyolite flow which has subsequently been eroded off, exposing the older sediments and intrusive in the project area. The area has been complicated by a series of northwest trending high angle faults that have been offset by a latter series of faults trending east west. Gold mineralization occurs adjacent to the northwest and east-west trending structures with a disseminated aureole around the higher-grade zones. Surface sampling by Pegasus Exploration showed values of 0.02 opt Au or better in rock chip. Pegasus also conducted a limited drill program with drill intercepts of 0.05 opt Au and above in zones adjacent to structures.

PREVIOUS EXPLORATION

         The property was previously held by Pegasus Exploration in the mid 1980's. Pegasus explored the property and outlined several areas of anomalous gold mineralization. The Pegasus program consisted of surface sampling and subsequent drilling of some of the anomalous areas. The Pegasus data package is available for review. No other significant exploration activity is known to have been undertaken on the property since that time.

EXPLORATION TARGET

         The exploration program undertaken by Pegasus Exploration outlined several areas of anomalous gold mineralization, of which they only drill-tested a few. Several more areas were never drill-tested and remain to be evaluated. Future work by Golden Phoenix will include enlarging and further delineating the anomalous areas and to test other near surface targets in the area.

MONARCH                    ELKO COUNTY, NV

SUMMARY

         The Monarch Property area is located approximately 6 miles west of Charleston, in north central Elko County, Nevada. The property hosts large areas of hydrothermal alteration, which is predominantly composed of clays. The property was held and explored by Rio Algom Exploration in the mid-1980's who outlined several areas of anomalous gold mineralization. Approximately 60 claims have been staked over the mineralized areas and Rio Algom Exploration's data is available for review.

PROPERTY

         The Monarch Project currently consists of about 60 unpatented mining claims located in sections 1 and 2 of T43N R56E in north central Elko County, Nevada. The property is approximately 6 miles west of Charleston, which is about 70 miles north of Elko, Nevada.

GEOLOGY

         The property is in a region dominated by a thick sequence of white to gray, slightly calcareous siltstones considered by the U.S.G.S. to be Triassic in age. Intrusive rocks occurring as dikes, sills, and small plugs are scattered throughout the region. Volcanic rocks that are rhyolitic in composition overlie the siltstones on the northern periphery of the property. A large thrust fault occurs within the siltstones and strikes east west across the property and dips approximately 20 degrees to the north and is characterized by dense, black, micro-brecciated siltstone. , Smaller parasitic thrusts occur above and below this main thrust fault. Mineralization occurs within a high angle fault zone in the hanging wall of the thrust fault and strikes northwest. A large alteration zone approximately 4000 feet long by 500 to 1000 feet wide encompasses this fault zone. The hydrothermal alteration associated with this zone is predominantly clays. Gold mineralization with values in excess of 0.035 opt Au occur along structures and as dissemination in the host rock within this altered zone.

PREVIOUS EXPLORATION

         The property was previously held by Golden Empire Mineral Ventures and Rio Algom Exploration in the 1980's. Rio Algom explored the property in the mid 1980's and outlined several areas of anomalous gold mineralization. The Rio Algom program consisted of surface sampling and subsequent drilling of some of the anomalous areas. The Rio Algom data package is available for review. No other significant exploration activity is known to have been undertaken on the property since that time.

EXPLORATION TARGET

         The exploration program undertaken by Rio Algom outlined several areas of anomalous gold mineralization, of which they only drill-tested a few. Several more areas were never drill-tested and remain to be evaluated. They also outlined a large area of gold mineralization that is open to the south and east. Future work by Golden Phoenix will include enlarging and further delineating this anomalous area and to test other near surface targets in the area.

CHISNA                     ALASKA

SUMMARY

         Chisna is located approximately 20 miles northeast from Paxson. The property is accessible from both significant "winter roads" and 3 airstrips located on the property. The area is 4 miles NW of the Slate Creek placer operations conducted in the 1960's through the early 1980's. A base camp exists at this sight, however it is neither manned nor owned by Golden Phoenix. The property hosts significant pyritic alteration zones and is spatially related to quartz monzonite and ultramafic intrusive bodies.

PROPERTY

         The property consists 6 state prospecting sites covering 31/4 square miles located in T20 S, R15 E. Fairbanks Meridian. Additional land acquisition of about 6 square miles is pending.

GEOLOGY

         The property hosts significant pyritic alteration zones occurring in various portions of the Permian aged Mankomen formation, which consists of argillite, schist, amphibolite, hornfels, limestone and basalt. The property consists of several phases of Quartz Monzonite intrusions into Permian aged Mankomen formation, which consists of argillite, schist, amphibolite, hornfels, limestone and basalt. In addition, an ultramafic peridotite and Dunite are present and assigned to the mineralized Wrangellia metallogenic terrane.

         A large area, exceeding 1 1/2 square miles of pyritic alteration marks what we believe to be associated with porphyry related mineralized system or the mineralized ultramafic terrane. Gold values up to .04 opt. Are reported by the State of Alaska. In addition, Cu is reported in massive sulfides to 0.75% and Ni to 0.2%. There is also a large area of state documented placer Platinum occurrences in the immediate terrain.

PREVIOUS EXPLORATION

         The area was studied by the state of Alaska in 1964 and in 1992. A large amount of general geologic, geophysical and geochemical data is available. No surface trenching or drilling appears to have ever been done in the area. It is assumed that the system was evaluated for copper in the 1970's.

EXPLORATION TARGET

         We intend on exploring the sulfide-related mineralization. Initial geologic and geochemical work will outline the extent of the alteration and mineralization, to refine the target model.

CHISNA WEST                         ALASKA

SUMMARY

         Chistochina is located approximately 18 miles east-northeast from Paxson. The property is accessible from both significant "winter roads" and 3 airstrips located 4 miles form the property. The project area is 4 miles West from the sight of the Slate Creek placer operations. It was in production during the 1960's through the early 1980's. A significant base camp exists at the sight, however it is neither manned nor owned by Golden Phoenix. The property hosts a significant pyritic alteration zone in both quartz monzonite and granodiorite porphyry intrusions. Mineralized outcrop is exposed at and near the pediment edge. Quartz sulfide veinlets within the pyritic alteration have reported assays of 2.2% Cu and .02 opt. Au. It is believed this is part of an extensive porphyry related mineralization system.

PROPERTY

         The property currently consists of 14 state prospecting sites covering 31/2 square mile located in sections 14 & 23 of T20 S, R14 E. Fairbanks Meridian.

Additional land acquisition of about 6 square miles is pending, provided the ground is still open to location when we receive funding.

GEOLOGY

         The property consists of several phases of Diorite, Quartz Monzonite and granodiorite intrusions into the Mankomen formation, which consists of argillite, schist, hornfels, limestone, diabase, basalt, amphibolite and greenstone breccia. An exposed area along the pediment edge exposes pervasive pyritic alteration with quartz/sulfide veinlets and marks what we believe to be associated with a porphyry related mineralized system containing state reported copper to 2% and gold up to .02 opt.

PREVIOUS EXPLORATION

         The area was studied by the state of Alaska in 1964 and in 1992. A large amount of general geologic, geophysical and geochemical data is available. No surface trenching or drilling appears to have ever been done in the area. It is assumed that the system was evaluated for copper in the 1970's. A large area 2 miles south was staked in 1966. The geologic target has not been visited, however it is clear that it needs to be evaluated for acquisition.

EXPLORATION TARGET

         We intend on exploring the porphyry-related mineralization to evaluate the potential a bulk mineable gold or copper/gold deposit.

CHISTOCHINA                         ALASKA

SUMMARY

         Chistochina is located approximately 20 miles east-northeast from Paxson. The property is accessible from both significant "winter roads" and 3 airstrips located on the property. The area was the sight of the Slate Creek placer operations in the 1960's through the early 1980's. A base camp exists at the sight, however it is neither manned nor owned by Golden Phoenix. The property hosts a significant pyritic alteration zone with associated quartz monzonite and granodiorite porphyry intrusions into the Chisna volcanic sequence. It is believed this is part of an extensive porphyry related mineralization system. Selected gold values exceed 0.4 opt Au.

PROPERTY

         The property consists 17 state prospecting sites covering 41/2 square miles located in T20 S, R15 E. Fairbanks Meridian. Additional land acquisition of about 6 square miles is pending, provided the ground is still open to location when we receive funding.

GEOLOGY

         The property consists of several phases of Diorite, Quartz Monzonite and granodiorite intrusions into the Chisna volcanic sequence, which consists of andesite, dacite, tuff and flows. A large area, exceeding 2 square miles of pyritic alteration marks what we believe to be a Cu-Au porphyry mineralized system containing 2% Cu and up to 0.4 opt Au.

PREVIOUS EXPLORATION

         The area was studied by the state of Alaska in 1964 and in 1992. A large amount of general geologic, geophysical and geochemical data is available. No surface trenching or drilling appears to have ever been done in the area. It is assumed that the system was evaluated for copper in the 1970's.

EXPLORATION TARGET

         We intend to define the porphyry-related mineralization to evaluate the potential of a bulk minable gold deposit.

PG & E PROSPECT            ALASKA

SUMMARY

         Chisna is located approximately 20 miles northeast from Paxson. The property is accessible from both significant "winter roads" and air strips near the property. The area is 12 miles NW of the Slate Creek placer operations conducted during the 1960's through the early 1980's. A base camp exists at this sight, however it is neither manned nor owned by Golden Phoenix. The property hosts significant pyritic alteration zones and is spatially related to quartz monzonite and ultramafic intrusive bodies. This sulfide alteration could either be related to the Chistochina Porphyry system or the mineralized ultramafic intrusives.

PROPERTY

         The property area of interest covers about 4 square miles of state prospecting sites on locatable state select lands located in T19/20S, R14 E. Fairbanks Meridian. Initial land acquisition is pending, provided the ground is still open to location when we receive funding.

GEOLOGY

         The property consists of several phases of Quartz Monzonite intrusions and Permian aged Mankomen formation, which consists of argillite, schist, amphibolite, hornfels, limestone and basalt. In addition an ultramafic peridotite and Dunite is present and assigned to the mineralized Wrangellia metallogenic terrane.

         Several areas of pyritic alteration marks what we believe to be either associated with the porphyry related mineralized system or the mineralized ultramafic terrane. There is also a large area of state documented placer Platinum occurrences in the immediate terrain.

PREVIOUS EXPLORATION

         The area was studied by the state of Alaska in 1964 and in 1992. A large amount of general geologic, geophysical and geochemical data is available. No surface trenching or drilling appears to have ever been done in the area.

EXPLORATION TARGET

         We intend on exploring the sulfide mineralization. Initial geologic and geochemical work will outline the extent of the alteration and mineralization to further define the target model.

NORTH DELTA PROJECT        ALASKA

SUMMARY

         The North Delta district is located approximately 6 miles west-northwest of the Delta district on the Robertson River west of Tok, Alaska. The Delta district has been the focus of aggressive exploration by American Copper and Nickel Company, with active claims covering almost two entire townships. The district is host to numerous polymetallic "Kuroko" type massive sulfide deposits with gold credits. Golden Phoenix Minerals has secured a significant land position in the district through recent claim staking activities.

PROPERTY

         The property consists of two square miles of acquired mineral rights located in T18N, R5E, Copper River Meridian.

GEOLOGY

         The general geology of the area is a series of meta-volcanic rocks of the Jarvis Creek Glacier subterrane. These rocks are cut by a series of mafic dikes with an extensive amount of high angle structural and fracture related mineralization. Grab samples by the State of Alaska of the mineralized material containing both disseminated and massive sulfides assay as high as 6.0ppm Au, 100ppm Ag, 14000ppm Pb, 3000 ppm As, and 2000ppm As.

PREVIOUS EXPLORATION

         The area was studied by the state of Alaska briefly in 1981. A large amount of general geologic, geophysical and geochemical data is available. No drilling appears to have ever been done on the Golden Phoenix Minerals land positions. Adjacent lands in the Delta district have been the focus of extensive exploration for many years. American Copper and Nickel Company is conducting an extensive drilling program for the second consecutive year.

EXPLORATION TARGET

         We intend on exploring the intrusive and structure-related mineralization and alteration within the district. Initial geologic and geochemical work will outline the extent of the alteration and mineralization to refine the target models and better define the initial drill targets.

RICHARDSON DISTRICT        ALASKA

SUMMARY

         The Richardson district is located approximately 70 miles southeast of Fairbanks, Alaska. The property is accessible from the Richardson Highway, which passes through the southwest portion of the district. The area has been a historic producer of both placer and high-grade lode gold occurrences. The property has been the focus of attempted acquisition by major mining companies. Golden Phoenix Minerals has secured a significant land position in the district through claim staking efforts and property lease agreements.

PROPERTY

         The property consists of over 24 square miles of acquired mineral rights located in T5, 6, and 7S, R5, 6, 7, and 8E, Fairbanks Meridian. Additional land acquisition and land lease agreements are pending.

GEOLOGY

         The bedrock geology of the Richardson district is composed of sedimentary and igneous rocks that have been metamorphosed and subsequently intruded by Mesozoic age plutons. The most common lithologies in the area are biotite and muscovite schists. A coarse-grained meta-granite occurs near the head of Buckeye Creek adjacent to several outcrops of hornfels. Meta-granite is also reported to outcrop in the Rose Creek drainage. Altered quartz porphyry is exposed in Democrat Creek and Hinkley Gulch and was encountered in the placer workings in Susie Creek. This unit has been the focus of gold exploration efforts in the past. More recent exploration in the district has determined that gold mineralization also occurs in the granite and schistose units in the district. The quartz porphyry exposed in Democrat Creek is oxidized with quartz veins and disseminated sulfides. The hydrothermally altered portions of this unit has been the focus of recent drilling immediately adjacent to the Golden Phoenix Minerals land position.

PREVIOUS EXPLORATION

         The area was studied by the state of Alaska in 1964, 1977, and in 1992. A large amount of general geologic, geophysical and geochemical data is available. No drilling appears to have ever been done on the Golden Phoenix Minerals land positions. Adjacent lands have been the focus of limited exploration for many years. Several major mining companies have undertaken exploration activities recently, including trenching, geophysics, drilling, and claim staking.

EXPLORATION TARGET

         We intend to explore the porphyry and structure-related mineralization and alteration within the district to outline and refine these areas to refine the target models and to better define initial drill targets.

BONNIFIELD DISTRICT        ALASKA

SUMMARY

         Golden Phoenix Minerals has acquired project areas in the Bonnifield district on the north flank of the Alaska Range, south of Fairbanks, Alaska. The Bonnifield district hosts both base and precious metal occurrences. Getty, Resource Associates of Alaska, Anaconda, and others have conducted exploration in the area. Recent announcements of high-grade intercepts of both base and precious metals have sparked renewed interest in the district. The Golden Phoenix Minerals properties in the district include similar base and precious metal occurrences. The Glory Creek and Kansas Gold properties represent epithermal gold targets with the Mystic Mountain and Chute Creek properties having the potential for porphyry style mineralization associated with altered intrusive bodies.

EXPLORATION TARGET

         Golden Phoenix Minerals intends to complete a district-wide compilation of the available geologic information. The company will conduct additional mapping and sampling to define and delineate mineralized areas to determine initial drill targets and areas needing further evaluation. We intend to define the epithermal and porphyry related mineralization to evaluate the potential of a bulk mineable gold deposit.

GLOSSARY OF CERTAIN MINING TERMS

ACID MINE DRAINAGE -- Acidic run-off water from mine waste dumps and mill tailings ponds containing sulfide minerals. Also refers to ground water pumped to surface from mines.

ADIT -- An opening driven horizontally into the side of a mountain or hill for providing access to a mineral deposit.

ALTERATION -- Any physical or chemical change in a rock or mineral subsequent to its formation. Milder and more localized than metamorphism.

ALLOCHTHON -- Rocks that have been moved a long distance from their place of deposition by some tectonic process, generally related to overthrusting or recumbent folding.

ANTICLINE -- An arch or fold in layers of rock shaped like the crest of a wave.

ASSAY -- A chemical test performed on a sample of ores or minerals to determine the amount of valuable metals contained.

BACKFILL -- Waste material used to fill the void created by mining an orebody.

BASEMENT ROCKS -- The underlying or older rock mass. Often refers to rocks of Precambrian age, which may be covered, by younger rocks.

BASE METAL -- Any non-precious metal (e.g. copper, lead, zinc, nickel, etc.)

BEDDING -- The arrangement of sedimentary rocks in layers.

BENEFICIATION -- The process of improving the grade of ore by milling, roasting, etc.

BLOCK CAVING -- An inexpensive method of mining in which large blocks of ore are undercut, causing the ore to break or cave under its own weight.

BRECCIA -- A rock in which angular fragments are surrounded by a mass of fine-grained minerals.

BRECCIATION -- The mechanical process of making a breccia.

BULK MINING -- Any large-scale, mechanized method of mining involving many thousands of tones of ore being brought to surface per day.

"CARLIN" type gold deposit -- A genetic model for sediment hosted gold deposit patterned after occurrences near Carlin, Nevada.

CATHODE -- A rectangular plate of metal, produced by electrolytic refining, which is melted into commercial shapes such as wirebars, billets, ingots, etc.

CERCLA -- Comprehensive Environmental Response, Compensation and Liability Act

CHALCOCITE -- A sulfide mineral of copper common in the zone of secondary enrichment.

CHANNEL SAMPLE -- A sample composed of pieces of vein or mineral deposit that have been cut out of a small trench or channel, usually about 10 cm wide by 2 cm deep.

CHERT -- A compact, siliceous rock formed of chalcedonic or opaline silica and of organic or precipitated origin.

CHUTE -- An opening, usually constructed of timber and equipped with a gate, through which ore is drawn from a stope into mine cars.

CLASTIC ROCKS -- Consisting of fragments of rocks that have been moved from their place of origin.

COMPLEX ORE -- An ore containing a number of minerals of economic value. The term often implies that there are metallurgical difficulties in liberating and separating the valuable metals.

CONCENTRATE -- A fine, powdery product of the milling process containing a high percentage of valuable metal.

CONGLOMERATE -- A sedimentary rock consisting of rounded, water-worn pebble or boulders cemented into a solid mass.

CONTACT -- A geological term used to describe the line or plane along which two different rock formations meet.

CORE -- The long cylindrical piece of rock, from one to three inches in diameter, brought to surface by diamond drilling.

CROSSCUT -- A horizontal opening driven from a shaft and (or near) right angles to the strike of a vein or other orebody.

CSAMT -- Controlled Source Audio-frequency Magneto-Tellurics, a geophysical technique.

CUT-AND-FILL -- A method of stoping in which ore is removed in slices, or lifts, and then the excavation is filled with rock or other waste material (backfill), before the subsequent slice is extracted.

DECLINE -- An underground passageway connecting one or more levels in a mine, providing adequate traction for heavy, self-propelled equipment. Such underground openings are often driven in an upward or downward spiral, much the same as a spiral staircase.

DEVELOPMENT -- Work carried out for the purpose of opening up a mineral deposit and making the actual ore extraction possible.

DEVELOPMENT DRILLING -- Drilling to establish accurate estimates of mineral reserves.

DIAMOND DRILL -- A rotary type of rock drill that cuts a core of rock that is recovered in long cylindrical sections, two centimeters or more in diameter.

DIKE -- A long and relatively thin body of igneous rock that, while in the molten state, intruded a fissure in older rocks.

DILUTION (mining) -- Rock that is, by necessity, removed along with the ore in the mining process, subsequently lowering the grade of the ore.

DIP -- The angle at which a vein, structure or rock bed is inclined from the horizontal as measured at right angles to the strike.

DISSEMINATED ORE -- Ore carrying small particles of valuable minerals spread more or less uniformly through the host rock.

DORE -- Unparted gold and silver poured into molds when molten to form buttons or bars. Further refining is necessary to separate the gold and silver.

DRIFT -- A horizontal underground opening that follows along the length of a vein or rock formation as opposed to a crosscut which crosses the rock formation.

DRILL-INDICATED RESOURCE -- The size and quality of a potential orebody as suggested by widely spaced drillholes; more work is required before the resource can be classified as probable or proven reserves.

DUE DILIGENCE -- The degree of care and caution required before making a decision; loosely, a financial and technical investigation to determine whether an investment is sound.

DUMP -- A site where solid waste rock from a mining operation is disposed of.

ELECTROLYTIC REFINING -- The process of purifying metal ingots that are suspended as anodes in an electrolytic bath, alternated with refined sheets of the same metal which act as starters or cathodes.

EM -- Electro-Magnetics, a geophysical technique.

ENVIRONMENTAL IMPACT STUDY -- A written report, compiled prior to production decision that examines the effects proposed mining activities will have on the natural surroundings.

EPA -- Environmental Protection Agency.

EPITHERMAL DEPOSIT -- A mineral deposit consisting of veins and replacement bodies, usually in volcanic or sedimentary rocks, containing precious metals, or, more rarely, base metals.

EXPLORATION -- Work involved in searching for ore, usually by drilling or driving a drift.

FACE -- The end of a drift, crosscut or stope in which work is taking place.

FISSURE -- An extensive crack, break or fracture in rocks.

FLOAT -- Pieces of rock that have been broken off and moved from their original location by natural forces such as frost or glacial action.

FLOTATION -- a milling process in which valuable mineral particles are induced to become attached to bubbles and float, while others sink.

FOOTWALL -- The rock on the underside of a vein or ore structure.

FRACTURE -- A break in the rock, the opening of which allows mineral-bearing solutions to enter. A "cross-fracture" is a minor break extending at more-or-less right angles to the direction of the principal fractures.

FREE MILLING -- Ores of gold or silver from which the precious metals can be recovered by concentrating methods without resort to pressure leaching or other chemical treatment.

GALENA -- Lead sulfide, the most common ore mineral of lead.

GOSSAN -- The rust-colored capping or staining of a mineral deposit, generally formed by the oxidation or alteration of iron sulfides.

GRAB SAMPLE -- A sample from a rock outcrop that is assayed to determine if valuable elements are contained in the rock. A grab sample is not intended to be representative of the deposit, and usually the best-looking material is selected.

GRADE -- The average assay of a ton of ore, reflecting metal content.

HANGINGWALL -- The rock on the upper side of a vein or ore deposit.

HEAD GRADE -- The average grade of ore fed into a mill.

HEAP LEACHING -- A process involving the percolation of a cyanide solution through crushed ore heaped on an impervious pad or base to dissolve minerals or metals out of the ore.

HIGH GRADE -- Rich ore. As a verb, it refers to selective mining of the best ore in a deposit.

HOST ROCK -- The rock surrounding an ore deposit.

HYDROMETALLURGY -- The treatment of ore by wet processes (e.g., leaching) resulting in the solution of a metal and its subsequent recovery.

HYDROTHERMAL -- An adjective applied to heated or hot magmatic emanations rich in water, to the processes in which they are concerned, and to the rocks, ore deposits, alteration products, and springs produced by them.

INTERBEDDED -- Occurring between beds, or lying in a bed parallel to other beds of different material.

INTRUSIVE -- A body of igneous rock formed by the consolidation of magma intruded into other rocks, in contrast to lavas, which are extruded upon the surface.

IP -- Induced Polarization

"KUROKO" type massive sulfide -- A genetic model for a volcanogenic massive sulfide deposit patterned after occurrences at Kuroko, Japan.

JASPEROID -- A rock consisting essentially of cryptocrystalline, chalcedonic, or phenocrystalline silica, which has formed by the replacement of some other material, ordinarily calcite or dolomite.

LAGGING -- Planks or small timbers placed between steel ribs along the roof of a stope or drift to prevent rocks from falling, rather than to support the main weight of the overlying rocks.

LENS -- Generally used to describe a body of ore that is thick in the middle and tapers towards the ends.

LEVEL -- The horizontal openings on a working horizon in a mine; it is customary to work mines from a shaft, establishing levels at regular intervals, generally about 50 meters or more apart.

LITHOLOGY -- The physical character of a rock.

LIMESTONE -- A bedded, sedimentary deposit consisting chiefly of calcium carbonate.

LODE -- A mineral deposit in solid rock.

MARCASITE -- White iron pyrites, a common mineral associated in ore deposits.

METAMORPHIC ROCKS -- Rocks which have undergone a change in texture or composition as the result of heat and/or pressure.

MILL -- A processing plant that produces a concentrate of the valuable minerals or metals contained in an ore. The concentrate must then be treated in some other type of plant, such as a smelter, to affect recovery of the pure metal.

MILLING ORE -- Ore that contains sufficient valuable mineral to be treated by milling process.

MINERAL -- A naturally occurring homogeneous substance having definite physical properties and chemical composition and, if formed under favorable conditions, a definite crystal form.

MINERALIZATION -- The act or process of mineralizing.

MINERALIZED MATERIAL OR DEPOSIT -- A mineralized body which has been delineated by appropriate drilling and/or underground sampling to support a sufficient tonnage and average grade of metal(s). Under SEC standards, such a deposit does not qualify as a reserve until a comprehensive evaluation, based upon unit cost, grade, recoveries, and other factors, conclude economic feasibility.

MUCK -- Ore or rock that has been broken by blasting.

NATIVE METAL -- A metal occurring in nature in pure form, uncombined with other elements.

NET PROFIT INTEREST -- A portion of the profit remaining after all charges, including taxes and bookkeeping charges (such as depreciation) have been deducted.

NET SMELTER RETURN -- A share of the net revenues generated from the sale of metal produced by a mine.

OPEN PIT -- A mine that is entirely on surface. Also referred to as an open-cut or open-case mine.

ORE -- Mineralized material that can be mined and processed at a positive cash flow.

ORE PASS -- Vertical or inclined passage for the downward transfer of ore connecting a level with the hoisting shaft or a lower level.

OREBODY -- A natural concentration of valuable material that can be extracted and sold at a profit.

ORESHOOT -- The portion, or length, of a vein or other structure, that carries sufficient valuable mineral to be extracted profitably.

OXIDATION -- A chemical reaction caused by exposure to oxygen that results in a change in the chemical composition of a mineral.

PARTICIPATING INTEREST -- A company's interest in a mine, which entitles it to a certain percentage of profits in return for putting up an equal percentage of the capital cost of the project.

PATENT -- The ultimate stage of holding a mineral claim, after which no more assessment work is necessary because all mineral rights have been earned.

PATENTED MINING CLAIM -- A parcel of land originally located on federal lands as an unpatented mining claim under the General Mining Law, the fee simple title of which has been conveyed from the federal government to a private party pursuant to the patenting requirements of the General Mining Law.

PILLAR -- A block of solid ore or other rock left in place to structurally support the shaft, walls or roof of a mine.

PLACER -- An alluvial or glacial deposit of sand and gravel, containing particles of gold or other valuable minerals.

PORPHYRY -- Any igneous rock in which relatively large crystals, called phenocrysts, are set in a fine-grained groundmass.

PRECAMBRIAN SHIELD -- The oldest, most stable regions of the Earth's crust, the largest of which is the Canadian Shield.

PROSPECT -- A mining property, the value of which has not been determined by exploration.

PROTOLITH -- The original lithology of an altered rock.

PROBABLE (INDICATED) RESERVES -- Resources for which tonnage and grade and/or quality are computed primarily from information similar to that used for proven reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

PROVEN (MEASURED) RESERVES -- Resources for which tonnage is computed from dimensions revealed in outcrops, trenches, workings or drill holes and for which the grade and/or quality is computed from the results of detailed sampling. The sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well established. The computed tonnage and grade are judged to be accurate, within limits which are stated, and no such limit is judged to be different from the computed tonnage or grade by more than 20 percent.

PROVEN AND PROBABLE MINERAL RESERVES -- Reserves that reflect estimates of the quantities and grades of mineralized material at a mine which the Company believes could be recovered and sold at prices in excess of the cash cost of production. The estimates are based largely on current costs and on projected prices and demand for such mineralized material. Mineral reserves are stated separately for each such mine, based upon factors relevant to each mine. Proven and probable mineral reserves are based on calculations of reserves provided by the operator of a property that have been reviewed but not independently confirmed by the Company. Changes in reserves represent general indicators of the results of efforts to develop additional reserves as existing reserves are depleted through production. Grades of ore fed to process may be different from stated reserve grades because of variation in grades in areas mined from time to time, mining dilution and other factors. Reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations.

RAISE -- A vertical or inclined underground working that has been excavated from the bottom upward.

RAKE -- The trend of an orebody along the direction of its strike.

RCRA -- Resource Conservation and Recovery Act

RECLAMATION -- The restoration of a site after mining or exploration activity is completed.

RECOVERY -- The percentage of valuable metal in the ore that is recovered by metallurgical treatment.

REPLACEMENT ORE -- Ore formed by a process during which certain minerals have passed into solution and have been carried away, while valuable minerals from the solution have been deposited in the place of those removed.

RECRYSTALIZED -- The formation of new mineral grains in a rock while in a solid state.

RESILICIFIED or RESILICIFICATION --The process of altering or recementing a rock which has been previously altered by the introduction of silica.

RESERVES -- That parts of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. Reserves are customarily stated in terms of "Ore" when dealing with metalliferous minerals. Reserves are further classified by SEC guidelines as "Proven Reserves" or "Probable Reserves" according to the degree of assurance in the reserve determination data.

RESOURCE -- The calculated amount of material in a mineral deposit, based on limited drill information.

RIB SAMPLES -- Ore taken from rib pillars in a mine to determine metal content.

ROCKBOLTING -- The act of supporting openings in rock with steel bolts anchored in holes drilled especially for this purpose.

ROCK MECHANICS -- The study of the mechanical properties of rocks, which includes stress conditions around mine openings and the ability of rocks and underground structures to withstand these stresses.

ROOM-AND-PILLAR MINING -- A method of mining flat-lying ore deposits in which the mined-out area, or rooms, are separated by pillars of approximately the same size.

ROTARY DRILL -- A machine that a drill holes by rotating a rigid, tubular string of drill rods to which is attached a bit. Commonly used for drilling large-diameter blastholes in open pit mines.

ROYALTY -- An amount of money paid at regular intervals by the lessee or operator of an exploration or mining property to the owner of the ground. Generally based on a certain amount per ton or a percentage of the total production or profits. Also, the fee paid for the right to use a patented process.

RUN-OF-MINE -- A loose term used to describe ore of average grade.

SAMPLE -- A small portion of rock or a mineral deposit, taken so that the metal content can be determined by assaying.

SECONDARYENRICHMENT -- Enrichment of a vein or mineral deposit by minerals that have been taken into solution from one part of the vein or adjacent rocks and redeposited in another.

SHALE -- A laminated sediment in which the constituent particles are predominantly clay grade or size.

SHAFT -- A vertical or steeply inclined excavation for the purpose of opening and servicing a mine. It is usually equipped with a hoist at the top, which lowers and raises a conveyance for handling personnel and materials.

SHEAR OR SHEARING -- The deformation of rocks by lateral movement along unnumberable parallel planes, generally resulting from pressure and producing such metamorphic structures as cleavage and schistosity.

SHRINKAGE STOPING -- A stoping method which uses part of the broken ore as a working platform and as support for the walls of the stope.

SILICIFICATION -- The introduction of or replacement by silica.

SILTSTONE -- A very fine-grained consolidated clastic rock composed predominantly of particles of silt grade or size.

SKARN -- Name for the metamorphic rocks surrounding an igneous intrusive where it comes in contact with a limestone or dolostone formation.

SOLVENT EXTRACTION-ELECTROWINNIG (SX/EW) -- A metallurgical technique, so far applied only to copper ores, in which metal is dissolved from the rock by organic solvents and recovered from solution by electrolysis.

SPHALERITE -- A zinc sulphide mineral; the most common ore mineral of zinc.

STEP-OUT DRILLING -- Holes drilled to intersect a mineralization horizon or structure along strike or down dip.

STOCKPILE -- Broken ore heaped on surface, pending treatment or shipment.

STOCKWORKS -- a rock mass interpenetrated by small veins.

STOPE -- An underground excavation from which ore has been extracted either above or below mine level.

STRATIGRAPHY -- Strictly, the description of bedded rock sequences; used loosely, the sequence of bedded rocks in a particular area.

STRIKE -- The direction, or bearing from true north, of a vein or rock formation measured on a horizontal surface.

STRINGER -- A narrow vein or irregular filament of a mineral or minerals traversing a rock mass.

STRIPPING RATIO -- The ratio of tons removed as waste relative to the number of tons or ore removed from an open pit mine.

SUBLEVEL -- A level or working horizon in a mine between main working levels.

SULPHIDE (SULFIDE) -- A compound of sulfur and some other element.

TAILINGS -- Material rejected from a mill after more of the recoverable valuable minerals have been extracted.

TAILINGS POND -- A low-lying depression used to confine tailings, the prime function of which is to allow enough time for heavy metals to settle out or for cyanide to be destroyed before water is discharged into the local watershed.

TREND -- The direction, in the horizontal plane, or a linear geological feature (for example, an ore zone), measured from true north.

TROY OUNCE -- Unit of weight measurement used for all precious metals. The familiar 16-ounce avoirdupois pound equals 14.583 Troy Ounces.

UNPATENTED MINING CLAIM -- A parcel of property located on federal lands pursuant to the General Mining Law and the requirements of the state in which the unpatented claim is located, the paramount title of which remains with the federal government. The holder of a valid, unpatented lode mining claim is granted certain rights including the right to explore and mine such claim under the General Mining Law.

USD -- United States Dollars

VEIN -- A mineralized zone having a more or less regular development in length, width and depth, which clearly separates it from neighboring rock.

VUG -- A small cavity in a rock, frequently lined with well-formed crystals. Amethyst commonly forms in these cavities.

WALL ROCKS -- Rock units on either side of an orebody. The hangingwall and footwall rocks of an orebody.

WASTE -- Barren rock in a mine, or mineralized material that is too low in grade to be mined and milled at a profit.

WINZE -- An internal shaft.

ZONE OF OXIDATION -- The upper portion of an orebody that has been oxidized.


ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth the information as to the ownership of each person who owns of record, or is known by the Company to own beneficially, more than five per cent of the Company's common and preferred stock, and the officers and directors of the Company.

                                  Common Stock

         Name                              Shares         Percent     Converted*
         ----                              ------         -------     ----------

Michael R. Fitzsimonds                    1,750,000         14%          23%
4935 San Diego Court
Sparks, NV

Donald J. McDowell                        2,000,000         16%          25%
1555 Ridgeview

Reno, NV

Dennis J. McDowell                          500,000          4%
28119 180th Avenue S.E.
Kent, WA

All officers and directors as a group     4,250,000          34%         46%

* Shows the per cent of common shares owned if preferred shares are converted.

         There are options outstanding to purchase 4,000,000 shares of common stock. Donald McDowell holds 225,000 at $.10, 250,000 at $.20, 125,000 at $.50,
125,000 at $.75, 500,000 at $2.00 and 500,000 at $3.00. Michael Fitzsimonds
holds 225,000 at $.10, 250,000 at $.20, 125,000 at $.50, 125,000 at $.75,
500,000 at $2.00 and 500,000 at $3.00. Dennis McDowell holds 50,000 at $.10.
Daniel Taylor holds 300,000 at $.10. Angelette McGovern holds 100,000 at $.10. David Caldwell holds 100,000 at $.10.

                                 Preferred Stock

                                                           Shares        Percent
                                                           ------        -------
Andrea Albanesse                                           66,667          13%
1036 Jefferson Avenue
West Vancouver, B.C. Canada

Stephan Maurer                                             25,000           5%
28 W050 Garyes Mill Road
Winfield, IL

Paul Dickson                                               25,000           5%
202-1049 Chilco Street
Vancouver, B.C. Canada

Dave Venchus                                               25,000           5%
255 Eagle Ridge
West Chicago, IL

Jason Kolpec                                               25,000           5%
858 Spiros Drive
DeKalb, IL

Fiona Lattanzi                                             66,667          13%
2879 Norman Avenue
Coquitlam, B.C. Canada

Peter Shepherd                                             33,333           6%

7426 Bridge Street
Richmond, B.C. Canada

Terry Shepherd                                             33,333           6%
7426 Bridge Street
Richmond, B.C. Canada

Donald J. McDowell                                        100,000          20%
1555 Ridgeview
Reno, NV

Michael R. Fitzsimonds                                    100,000          20%
4935 San Diego Court
Sparks, NV

All officers and directors as a group                     200,000          40%


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         The executive officers and directors of the company, with a brief description are as follows:

Name                             Age        Position
----                             ---        --------
Michael R. Fitzsimonds            41        President, Director

Daniel T. Taylor                  41        Vice President, Director

Donald J. McDowell                37        Executive Vice President, Director

Dennis J. McDowell                37        Secretary, Director

David A. Caldwell                 36        Director

         Michael R. Fitzsimonds, Mr. Fitzsimonds is the President, and a Director of the Company. He is a Geological Engineer. He has been associated with Santa Fe Gold Corporation for the past 10 years. He was responsible for resource evaluation and due diligence on corporate acquisition projects worldwide. He has experience in the minerals industry with project development ranging from grass roots exploration to advanced project development and expertise in resource evaluation.

         Daniel T. Taylor, Mr. Taylor is Vice President and a Director. Mr. Taylor is a Geologist. He has been associated with Santa Fe Gold Corporation for the past 10 years in managing exploration and development projects in the Western United States. He has experience in the minerals industry with project development ranging from grass roots exploration to advanced project development.

         Donald J. McDowell, Mr. McDowell is Executive Vice President and a Director. Mr. McDowell is a professional land surveyor and geologic explorations with more than 19 years of surveying, mineral exploration and development experience. He was associated with Santa Fe Gold Corporation for more than 10 years and most recently was a geologic consultant expediting project generation for the Kennecot/RTZ exploration team.

         Dennis J. McDowell, Mr. McDowell is Secretary and a Director. Mr. McDowell is Vice President, Regional Director of Stores for Fred Meyer, Inc. and has worked for that company for the past 12 years.

         David A. Caldwell, Mr. Caldwell is a Director. Mr. Caldwell is a geologist and geophysicist. He has more than 10 years experience in the minerals exploration industry, with experience in sulfur, base metal and gold exploration and development. He had roles in project management and development for Santa Fe Gold Corporation and Gold Fields Mining Company in Nevada, New Mexico and Texas. He was a project geologist with Santa Fe Pacific Gold Corporation and is currently an Officer and Director with Nevada Pacific Gold (US), Inc.

ITEM 6.  EXECUTIVE COMPENSATION

         There is no employee that was paid as much as $60,000 per year as salary. There is no contract for the payment of a salary to any employee. There are no employment agreements. The Company has agreed to pay Michael R. Fitzsimonds, Donald J. McDowell and Daniel T. Taylor the sum of $60,000 per year each.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         As part of the agreement between Mr. McDowell and the other principles of the company who make up the Board of Directors, Mr. McDowell agreed to make available to the company any of the properties he had located prior to the formation of the company. The only property, which was located and filed with the Federal Government and subsequently, QUIT CLAIMED to the company by MR. McDowell is the Garamendi property. Four other properties, Long Canyon, Blue Basin, Chisna, and Chistochina were relocated by the company. As part of the agreement to bring these properties into the company Mr. McDowell would not be compensated monetarily but would retain a 2% NSR on each of the properties if they were put into production.

ITEM 8. LEGAL PROCEEDINGS

         None

ITEM 9.  MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

         The Company's common stock has been traded since August 6,1997, before that time there was no activity. As of October 13, 1997 the following brokerage firms were making a market in the Company's common stock: H. S. Meyers & Co., Mercer Bokest Buckman & Reid, Fahnestock & Co., Wien Securities, Mayer & Schwitzer, Herzog Heine Geduld, Inc., J. B. Oxford & Co., Hill Thompson Magid & Co., Wm V. Frankel & Co, Inc., Fidelity Capital Markets, GVR Co., Sharpe Capital, Inc., Nash Weiss & Co., Paragon Capital Corp., Protective Group Securities.

         The following table sets forth for the periods indicated the range of high and low closing bid quotations per share as reported by the over-the-counter market. These quotations represent inter-dealer prices, without retail markups, markdowns or commissions and may not necessarily represent actual transactions.

                                                           Price per Share
                                                           ----------------
                                                            High       Low
                                                           ----------------
Fiscal year 1997                                           $5.875      $.05
     Third Quarter (June 30, 1997
     through September 30, 1997)

         There are 46 holders of the common and preferred stock of the Company. There have never been any dividends, cash or otherwise, paid on the common shares of the Company.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES

         There was a Form D for a Rule 504 offering filed in June, 1997. The offering was for $50,000 and was sold to 38 persons. There was a 504 offering for 40,000 shares dated July 10, 1997 for $20,000. There was a 504 offering for 330,000 shares dated July 10, 1997 for $693,000.

                                  Common Shares
    Name                              Date     Shares        Cost      Per Share

Andrea Albanese                       6/97     500,000      $2,500       .005
Elizabeth Ranft                       6/97     500,000      $2,500       .005

Karen Dawson                          6/97     333,334      $1,666       .005
Michelle White                        6/97      70,000        $350       .005
Stephan Maurer                        6/97     500,000      $2,500       .005
Paul Dickson                          6/97     500,000      $2,500       .005
Dave Venchus                          6/97     500,000      $2,500       .005
Jason Kolpec                          6/97     500,000      $2,500       .005
Fiona Lattanzi                        6/97     500,000      $2,500       .005
Stuart Hunter                         6/97     250,000      $1,250       .005
Chris Cooper                          6/97     583,332      $2,916       .005
Peter Shepherd                        6/97     505,000      $2,525       .005
Terry Shepherd                        6/97     505,000      $2,525       .005
Bruce Goodwin                         6/97      25,000        $125       .005
Steve Clark                           6/97      25,000        $125       .005
Chris Walters                         6/97      33,334        $166       .005
Lorelei Lauten                        6/97      50,000        $250       .005
Florence Walters                      6/97      20,000        $100       .005
Joe Walters                           6/97      20,000        $100       .005
Jon Walters                           6/97      20,000        $100       .005
Jean Walters                          6/97      30,000        $150       .005
Marlene Shepherd                      6/97      10,000         $50       .005
Mike Case                             6/97      10,000         $50       .005
Donald J. McDowell                    6/97   2,000,000      $5,000       .0025
Michael R. Fitzsimonds                6/97   1,750,000      $5,000       .0028
Leona D. Fitzsimonds                  6/97     200,000      $1,000       .005
Nicole D. Fitzsimonds                 6/97     200,000      $1,000       .005
Marjorie L. Fitzsimonds               6/97      50,000        $250       .005
Myrtle P. Burnett                     6/97      50,000        $250       .005
Dennis J. McDowell                    6/97     500,000      $1,250       .0025
Donna Birdwell                        6/97      50,000        $250       .005
Danette Dunn                          6/97     200,000      $1,000       .005
Capital Formation Trust               6/97     150,000        $750       .005
Capital Strategies Group              6/97     150,000        $750       .005
Duet, Ltd.                            6/97     245,000      $1,225       .005
Millport Overseas, Ltd.               6/97     210,000      $1,050       .005
Wrigley Investments Holdings, Ltd.    6/97     225,000      $1,125       .005
Loewen Ondaatje McCutcheon, Ltd.      7/97      40,000     $20,000       .50
Banque De Gestion Privee              7/97      52,000    $109,200      2.10
Cook et Cie SA                        7/97      75,000    $157,500      2.10
Banque d'Orsay                        7/97      30,000     $63,000      2.10
Banque Scalbert Dupont                7/97      50,000    $105,000      2.10
Banque Rivaud                         7/97      60,000    $126,000      2.10
Credit Industriel et Commercial       7/97      25,000     $52,500      2.10
Neuflize Schlumberger Mallet          7/97      25,000     $52,500      2.10
E.B.P.F                               7/97      13,000     $27,300      2.10

                                Preferred Shares

Andrea Albanese                       6/97      66,667
Stephan Maurer                        6/97      25,000
Paul Dickson                          6/97      25,000
Dave Venchus                          6/97      25,000
Jason Kolpec                          6/97      25,000
Fiona Lattanzi                        6/97      66,667
Peter Shepherd                        6/97      33,333
Terry Shepherd                        6/97      33,333
Donald J. McDowell                    6/97     100,000
Michael R. Fitzsimonds                6/97     100,000

         All sales in June, 1997 were for $.005 per share. There were shares issued to Donald J. McDowell, 1,000,000 shares, Michael R. Fitzsimonds, 750,000 shares and Dennis J. McDowell, 250,000 shares for which there was no cash compensation, but for services performed in the founding of the Company. Later in July, 1997 there was a value in the Company and 330,000 shares were sold for $2.10 per share. The Underwriter of those shares was sold, as part compensation for its services, 40,000 shares for $.50 per share.

         There was no underwriter on the sales of any of the securities, and no commissions were paid. except there was a commission of $.10 paid on the sale of 330,000 shares to Banque De Gestion Privee, Cook et Cie SA, Banque d'Orsay, Banque Scalbert Dupont, Banque Rivard, Credit Industriel et Commercial Cicotitres, Newflize Schlimberger Mattet and E.B.P.F. All sales were for cash.

         The registrant believes that all transactions were transactions not involving any public offering within the meaning of Section 4(2) of the Securities Act of 1933, since (a) each of the transactions involved the offering of such securities to a substantially limited number of persons; (b) each person took the securities as an investment for his own account and not with a view to distribution; (c) each person had access to information equivalent to that which would be included in a registration statement on the applicable form under the Act; (d) each person had knowledge and experience in business and financial matters to understand the merits and risk of the investment; therefore no registration statement need be in effect prior to such issuances.

ITEM 11.  DESCRIPTION OF SECURITIES

         The company has authorized 200,000,000 shares of stock, no par value, 150,000,000 shares have been designated as common shares, and the remaining 50,000,000 shares are preferred shares. Each holder of common stock has one vote per share on all matters voted upon by the shareholders. Such voting rights are noncumulative so that shareholders holding more than 50% of the outstanding shares of common stock are able to elect all members of the Board of Directors. There are no preemptive rights or other rights of subscription.

         Each share of common stock is entitled to participate equally in dividends as and when declared by the Board of Directors of the company out of funds legally available, and is entitled to participate equally in the distribution of assets in the event of liquidation. All shares, when issued and fully paid, are nonassessable and are not subject to redemption or conversion and have no conversion rights.

         The preferred shares are convertible into 10 common shares at a price of $.10 per share for a period of 10 years. The preferred shares have no voting power, unless converted into common shares. There are no other preferences.

         Risk Factor - Penny Stock Regulation. Broker-dealer practices in connection with transactions in "penny stocks" are regulated by certain penny stock rules adopted by the Securities and Exchange Commission. Penny stock generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. If the Company's securities become subject to the penny stock rules, investors in this offering may find it more difficult to sell their securities.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Minnesota Statutes, Section 302A.521, contain an extensive indemnification provision which requires mandatory indemnification by a corporation of any officer, director and affiliated person who was or is a party, or who is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a member, director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a member, director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, and against judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted, or failed to act, in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In some instances a court must approve such indemnification.

ITEM 13.  FINANCIAL STATEMENTS

         Please see the attached Financial Statements.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

         None.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

         (a) Please see the attached Financial Statements

         (b) Exhibits:

                *3.1 Articles of Incorporation and bylaws
                *5.1 Opinion of counsel
                *10.1 Quitclaim Deed
                 10.2 Welsh Agreement
                 10.3 Kennecott Agreement

* Filed Previously.

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.

Date: October 13, 1997              Golden Phoenix Minerals, Inc.



                                    ____/s/_____________________________________
                                    Michael R. Fitzsimonds, President


                                    ____/s/_____________________________________
                                    Donald J. McDowell, Executive Vice President


                                    ____/s/_____________________________________
                                    Daniel T. Taylor, Vice President


                                    ____/s/_____________________________________
                                    Dennis J. McDowell, Secretary


                                    ____/s/_____________________________________
                                    David A. Caldwell, Director

                          GOLDEN PHOENIX MINERALS, INC.
                          (A Development Stage Company)

                              FINANCIAL STATEMENTS

             From June 2, 1997 (Date of Inception) To June 30, 1997












                             GARY A. LaPALME, C.P.A.
                          CERTIFIED PUBLIC ACCOUNTANTS
                             Minneapolis, Minnesota

                       GOLDEN PHOENIX MINERALS, INC.
                       (A Development Stage Company)
                                 CONTENTS
          FROM JUNE 2, 1997 (DATE OF INCEPTION) TO JUNE 30, 1997


                                                                         Page

Independent Auditor's Report                                              2

Financial Statements

   Balance Sheets                                                         3

   Statements of Earnings and Retained Earnings                           4

   Statements of Cash Flows                                               5

   Statement of Stockholders' Equity                                      6

   Notes to Financial Statements                                          7

[letterhead graphic]



To the Stockholders and Board of Directors
GOLDEN PHOENIX MINERALS, INC.
(A Development Stage Company)
Minneapolis, Minnesota


I have audited the accompanying balance sheet of GOLDEN PHOENIX MINERALS, INC., (A Development Stage Company) as of June 30, 1997 and the related statements of earnings and retained deficit, and cash flows for the period from June 2, 1997 (date of inception) to June 30, 1997. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GOLDEN PHOENIX MINERALS, INC., (A Development Stage Company) as of June 30, 1997 and the results of its operations and its cash flows from June 2, 1997 (date of inception) to June 30, 1997 in conformity with generally accepted accounting principles.



                                   /s/ Gary A. LaPalme
                                   GARY A. LaPALME, C.P.A.
                                   Certified Public Accountants



July 7, 1997
except for Note E to the financial statements the date of which is July 24, 1997

Minneapolis, Minnesota

                       GOLDEN PHOENIX MINERALS, INC.
                       (A Development Stage Company)
                              BALANCE SHEETS
                               JUNE 30, 1997



                                  ASSETS

                                                                 June 30,
                                                                   1997
                                                                 --------
Cash                                                              $50,000
Mineral rights                                                       --
Incorporation costs                                                 1,155
                                                                  -------
      Total Assets                                                $51,155
                                                                  =======

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

      Accounts payable                                            $ 7,155
                                                                  -------
          Total Liabilities                                         7,155
                                                                  -------
Commitments and Contingencies                                        --
                                                                  -------
Stockholders' Equity

      Common stock, no par value,
          150,000,000 authorized, 12,000,000 issued
          and outstanding at June 30, 1997
          (including 2,000,000 of 144 restricted
          shares for organizational services)                      52,000
      Preferred stock, no par value,
          50,000,000 shares authorized and
          500,000 shares issued and
          outstanding at June 30, 1997                              2,000
      Additional paid-in capital                                  (10,000)
      Retained deficit                                               --
                                                                  -------
          Total Stockholders' Equity                               44,000
                                                                  -------
                Total Liabilities and
                    Stockholders' Equity                          $51,155
                                                                  =======





                        See Notes to Financial Statements

                          GOLDEN PHOENIX MINERALS, INC.
                          (A Development Stage Company)
                  STATEMENTS OF EARNINGS AND RETAINED EARNINGS
             FROM JUNE 2, 1997 (DATE OF INCEPTION) TO JUNE 30, 1997




                                                               From
                                                              June 2,
                                                           1997 (Date of
                                                           Inception) to
                                                              June 30,
                                                                1997
                                                           -------------
Sales                                                       $     -
                                                            -----------
Cost of Sales                                                     -
                                                            -----------
Gross Profit                                                      -
                                                            -----------
Operating Expenses                                                -
                                                            -----------
Net Income Before Income Taxes                                    -

Income Taxes                                                      -
                                                            -----------
Net Income                                                        -
                                                            -----------
Retained Earnings                                           $     -
                                                            -----------
Net Earnings Per Share                                      $     -
                                                            -----------
Weighted Average Shares Outstanding                          12,000,000
                                                            ===========





                        See Notes to Financial Statements

                       GOLDEN PHOENIX MINERALS, INC.
                       (A Development Stage Company)
                         STATEMENTS OF CASH FLOWS
          FROM JUNE 2, 1997 (DATE OF INCEPTION) TO JUNE 30, 1997




                                                               From
                                                              June 2,
                                                           1997 (Date of
                                                           Inception) to
                                                              June 30,
                                                                1997
                                                           -------------
Cash Flows From Operating Activities
     Net income                                             $     -
     Increase in organization costs                          (    1,155)
     Increase in accounts payable                                 7,155
                                                            -----------
Net Cash From Operating Activities                                6,000
                                                            -----------
Cash Flows From Financing Activities

     Issuance of common stock, less
        issue costs of $6,000                                    44,000
                                                            -----------
Net Cash From Financing Activities                               50,000
                                                            -----------
Cash Flows From Investing Activities                              -
                                                            -----------
Net Cash From Investing Activities                                -
                                                            -----------
Net Increase in Cash                                             50,000

Cash at Beginning of Period                                       -
                                                            -----------
Cash at End of Period                                       $    50,000
                                                            ===========








                     See Notes to Financial Statements

                          GOLDEN PHOENIX MINERALS, INC.
                          (A Development Stage Company)
                        STATEMENT OF STOCKHOLDERS' EQUITY
             FROM JUNE 2, 1997 (DATE OF INCEPTION) TO JUNE 30, 1997

                                                                                                 Additional
                         Common      Preferred         Par              Paid Over                  Paid In      Retained
                         Shares        Shares         Value                Par                     Capital      Earnings    Total
                       ----------    ---------        -----     -----   ---------    -------     ----------     --------   -------
Balances, June 2,
   1997 (Date of
   inception)              --            --           $ --      $ --      $ --       $  --       $   --          $  --     $  --

Net Earnings, From
   June 2, 1997
   (Date of
   inception) To
   June 30,1997            --            --             --        --        --          --           --             --        --

Issuance of Stock
   Reg D rule 504
   stock offering
   June 23, 1997,
   for cash, less
   issue costs of
   $6,000              10,000,000        --             --        --       .005       50,000      ( 6,000)         --       44,000

Issuance of Stock
   Section 144
   restricted
   shares, June 23,
   1997, for
   services             2,000,000        --             --        --       .001        2,000      ( 2,000)         --         --

Issuance of Stock
   Section 144
   restricted
   shares, June 23,
   1997, for
   services                --         500,000           --        --       .004        2,000      ( 2,000)         --         --
                       ----------    --------                  -----                -------     ---------      --------    -------
Balances, June 30,
   1997                12,000,000     500,000           --      $ --        --       $54,000     $(10,000)       $ --      $44,000
                       ==========    ========                  =====                =======     =========      ========    =======






                        See Notes to Financial Statements

                       GOLDEN PHOENIX MINERALS, INC.
                       (A Development Stage Company)
                       NOTES TO FINANCIAL STATEMENTS
          FROM JUNE 2, 1997 (DATE OF INCEPTION) TO JUNE 30, 1997



NOTE A   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Basis of Presentation - The Company was incorporated on June 2, 1997 in the State of Minnesota. The Company's primary concentrations are as a mineral exploration and development company.

         The Company plans to finance its operations through the exercising of common stock options.

         The Company plans to minimize financial risk by providing joint venture opportunities with larger mining companies to conduct exploration on properties the Company owns.

         Development Stage Enterprise - The Company is in the development stage of its existence. The Company has had no operations since inception and has devoted its efforts primarily to raising capital, reviewing joint venture opportunities, and administrative functions.

NOTE B   COMMON STOCK

         The authorized number of common shares is 150,000,000 of which 12,000,000 shares are issued and outstanding (10,000,000 for Reg D rule 504 stock subscription and 2,000,000 of section 144 restricted shares for organizational services). The Company intends to issue options to purchase common stock of the corporation in the future in recognition of services rendered to the Company. The Company is to reserve 4,000,000 shares of common stock for these options.

NOTE C   PREFERRED STOCK

         The authorized number of preferred shares is 50,000,000 of which 500,000 of section 144 restricted shares were issued and outstanding as of June 30, 1997. Preferred stock is convertible to ten common shares for every one preferred share, at a conversion rate of $.10 per common share for a period of ten years from June 12, 1997.

NOTE D   MINERAL RIGHTS

         The Company has obtained mineral rights to a property located in Nevada. The mineral rights were deeded to the Company, but no value has been assigned to these rights.

NOTE E   SUBSEQUENT EVENT

         On July 22, 1997 the Company completed two separate 504 issues of common stock for a total of $680,000 net proceeds to the Company after commissions of $33,000. The issues were as follows:

                Number of    Price Per                       Net
                 Shares        Share       Commission      Proceeds
                ---------    ---------     ----------      --------
                   40,000        $ .50        $  --        $ 20,000
                  330,000         2.10         33,000       660,000
                ---------    ---------     ----------      --------
                  370,000                     $33,000      $680,000
                =========                  ==========      ========